UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Lanvin Group Holdings Limited
(Name of Issuer)

Ordinary Shares, par value $0.000001 per share
(Title of Class of Securities)

G5380J100
(CUSIP Number)

SZE Mei Ming
Room 808, ICBC Tower,
3 Garden Road, Central
Hong Kong
(852) 2509 3228
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5380J100

1.	Name of Reporting Persons: Fosun International Limited I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,171,565 (see Item 5)
	8.	Shared Voting Power 79,883,006 (1) (see Item 5)
	9.	Sole Dispositive Power 5,171,565
	10.	Shared Dispositive Power 79,883,006 (1) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,054,571(2) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.65%(3) (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1) Includes (i) 73,811,415 ordinary shares, par value $0.000001 per share (“Ordinary Shares”) held by Fosun Fashion Holdings (Cayman) Limited and (ii) 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Fosun Fashion Holdings (Cayman) Limited is wholly owned by Fosun International Limited (HKSE Stock Code: 00656). Yujing Fashion (BVI) Limited is wholly owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority owned by Fosun International Limited (HKSE Stock Code: 00656) indirectly through a number of intermediate subsidiaries.

(2) Includes (i) 5,171,565 Ordinary Shares held by Fosun International Limited, (ii) 73,811,415 Ordinary Shares held by Fosun Fashion Holdings (Cayman) Limited and (iii) 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited.

(3) Based on 145,021,452 Ordinary Shares outstanding as of December 14, 2023, as disclosed in the Issuer’s current report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on December 15, 2023.

CUSIP No. G5380J100

1.	Name of Reporting Persons: Fosun Fashion Holdings (Cayman) Limited I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)
	8.	Shared Voting Power 73,811,415 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 73,811,415 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,811,415 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.90%(1) (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1) Based on 145,021,452 Ordinary Shares outstanding as of December 14, 2023, as disclosed in the Issuer’s current report on Form 6-K furnished to the SEC on December 15, 2023.

CUSIP No. G5380J100

1.	Name of Reporting Persons: Yujing Fashion (BVI) Limited I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)
	8.	Shared Voting Power 6,071,591(1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,071,591(1) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,071,591(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.19%(2) (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1) Represents 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Yujing Fashion (BVI) Limited is wholly owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority owned by Fosun International Limited (HKSE Stock Code: 00656) indirectly through a number of intermediate subsidiaries.

(2) Based on 145,021,452 Ordinary Shares outstanding as of December 14, 2023, as disclosed in the Issuer’s current report on Form 6-K furnished to the SEC on December 15, 2023.

CUSIP No. G5380J100

1.	Name of Reporting Persons: Shanghai Yuyuan Tourist Mart (Group) Co., Ltd I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)
	8.	Shared Voting Power 6,071,591(1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,071,591(1) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,071,591(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.19%(2) (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1) Represents 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Yujing Fashion (BVI) Limited is wholly owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority owned by Fosun International Limited (HKSE Stock Code: 00656) indirectly through a number of intermediate subsidiaries.

(2) Based on 145,021,452 Ordinary Shares outstanding as of December 14, 2023, as disclosed in the Issuer’s current report on Form 6-K furnished to the SEC on December 15, 2023.

CUSIP No. G5380J100

1.	Name of Reporting Persons: Yu Jing Industrial Limited I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)
	8.	Shared Voting Power 6,071,591(1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,071,591(1) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,071,591(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.19%(2) (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1) Represents 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Yujing Fashion (BVI) Limited is wholly owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority owned by Fosun International Limited (HKSE Stock Code: 00656) indirectly through a number of intermediate subsidiaries.

(2) Based on 145,021,452 Ordinary Shares outstanding as of December 14, 2023, as disclosed in the Issuer’s current report on Form 6-K furnished to the SEC on December 15, 2023.

EXPLANATORY NOTE

This Amendment No.1 (this “Amendment”), jointly filed on behalf of Fosun International Limited (“Fosun International”), Fosun Fashion Holdings (Cayman) Limited (“FFH”), Yujing Fashion (BVI) Limited (“Yujing Fashion”), Yu Jing Industrial Limited (“Yu Jing”) and Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (“Yuyuan” and, together with Fosun International, FFH, Yujing Fashion and Yu Jing, the “Reporting Persons” and each a “Reporting Person”), relates to the ordinary shares, par value $0.000001 per share (the “Ordinary Shares”) of Lanvin Group Holdings Limited (the “Issuer”), and amends the Schedule 13D filed by the Reporting Persons on December 14, 2022 (the “Schedule 13D”) with the SEC. Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule 13D.

Unless specifically amended hereby, the disclosure set forth in the Schedule 13D remains unchanged.

Item 1. Security and Issuer

Item 1 the Schedule 13D is hereby amended and restated in its entirety as set forth below:

This Schedule 13D relates to the Ordinary Shares of the Issuer. The principal executive office of the Issuer is located at 4F, 168 Jiujiang Road, Carlowitz & Co, Huangpu District, Shanghai, 200001, China.

Item 2. Identity and Background

The name, residence or business address, present principal occupation and country of citizenship of each director and executive officer of Fosun International and FFH included in Section (a) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

Fosun International

Name	Residence or Business Address	Present Principal Occupation and Employment	Citizenship
GUO Guangchang	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Chairman of Fosun International	Hong Kong, China
WANG Qunbin	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Co-Chairman of Fosun International	Hong Kong, China
CHEN Qiyu	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Co-Chief Executive Officer of Fosun International	China
XU Xiaoliang	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Co-Chief Executive Officer of Fosun International	China
GONG Ping	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director, Executive President and Chief Financial Officer of Fosun International	China
HUANG Zhen	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Executive President of Fosun International	China
PAN Donghui	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director, Executive President and Chief Human Resources Officer of Fosun International	Hong Kong, China
YU Qingfei	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Non-executive Director of Fosun International	China
LI Shupei	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Non-executive Director of Fosun International	China
LI Fuhua	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Non-executive Director of Fosun International	China
ZHANG Shengman	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Independent Non-executive Director of Fosun International	Hong Kong, China
ZHANG Huaqiao	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Independent Non-executive Director of Fosun International	Hong Kong, China
David T. ZHANG	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Independent Non-executive Director of Fosun International	Hong Kong, China
LEE Kai-Fu	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Independent Non-executive Director of Fosun International	Republic of China
TSANG King Suen Katherine	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Independent Non-executive Director of Fosun International	Hong Kong, China

FFH

Name	Residence or Business Address	Present Principal Occupation and Employment	Citizenship
ZOU Chao	Fosun Business Building, No.2 East Fuxing Road, Shanghai 200010, China	Director	China

Section (b) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b)   The principal business address of Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. The principal business address of FFH is Fosun Business Building, No.2 East Fuxing Road, Shanghai 200010, China. The principal business address of Yujing Fashion, Yu Jing and Yuyuan is No. 2 East Fuxing Road, Shanghai, 200010, China.

(d)   During the last five years, none of the Reporting Persons, and, to the Reporting Persons’ knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons, and, to the Reporting Persons’ knowledge, none of the Covered Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by incorporating by reference therein the information set forth in Item 6 of this Amendment.

Item 5. Interest in Securities of the Issuer

This Amendment is being filed to update the percentages of the Ordinary Shares beneficially owned by the Reporting Persons due to dilution caused by the Issuer’s issuance of additional Ordinary Shares in connection with the Issuer’s repurchase of 4,999,999 Ordinary Shares from Meritz Securities Co., Ltd. (“Meritz”), an institutional investor, and issuance of 19,050,381 Ordinary Shares to Meritz on December 14, 2023, pursuant to a share buyback and subscription agreement, dated as of December 1, 2023, by and between the Issuer and Meritz (the “Meritz SBSA”) and an amended and restated relationship agreement, dated as of December 1, 2023, by and between the Issuer and Meritz (the “Amended and Restated Relationship Agreement”), and not in connection with a disposition of any Ordinary Shares by the Reporting Persons.

Section (a) and Section (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b)   The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. Fosun International directly beneficially owns 5,171,565, or 3.57%, of the Ordinary Shares. FFH directly beneficially owns 73,811,415, or 50.90%, of the Ordinary Shares. Yujing Fashion directly beneficially owns 6,071,591, or 4.19%, of the Ordinary Shares. Yu Jing as the sole shareholder of Yujing Fashion, and Yuyuan as the sole shareholder of Yu Jing, may be deemed to have shared voting and dispositive power, and therefore, beneficial ownership, over the 6,071,591 Ordinary Shares owned directly by Yujing Fashion. Fosun International as the sole shareholder of FFH and the indirect majority shareholder of Yujing Fashion may be deemed to have shared voting and dispositive power, and therefore, beneficial ownership, over the 73,811,415 and 6,071,591 Ordinary Shares owned directly by FFH and Yujing Fashion, respectively.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of the Ordinary Shares.

(c)   On December 14, 2023, FFH transferred 5,171,565 Ordinary Shares to Fosun International. Except as disclosed herein, none of the Reporting Persons has effected and, to the best knowledge of the Reporting Persons, none of the Covered Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d)   Except as disclosed herein, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the Ordinary Shares to which this Schedule 13D relates.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following:

In connection with the consummation of the transactions contemplated under the Meritz SBSA and the Amended and Restated Relationship Agreement on December 14, 2023, Fosun International agreed to mortgage and charge 5,171,565 Ordinary Shares (the “Charged Shares”) in favor of Meritz. The Charged Shares will be deposited into a secured securities account charged in favor of Meritz pursuant to an account security agreement, dated as of December 14, 2023, between Fosun International and Meritz (the “Account Security Agreement”). The Charged Shares were transferred from FFH to Fosun International.

The foregoing descriptions of the Meritz SBSA, the Amended and Restated Relationship Agreement and the Account Security Agreement do not purport to be complete and are qualified in their entirety by reference to the Meritz SBSA and the Amended and Restated Relationship Agreement, copies of which are filed as Exhibit 99.1 and Exhibit 99.2 to the Issuer’s current report on Form 6-K furnished to the SEC on December 1, 2023, respectively, which are incorporated herein by reference, and the Account Security Agreement, a copy of which is filed as Exhibit 99.12 to this Amendment.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
99.1*	Joint Filing Agreement, dated December 23, 2022, by and among the Reporting Persons.
99.2	Business Combination Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.3	Amendment No.1 to the Business Combination Agreement, dated as of October 17, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.4	Amendment No. 2 to the Business Combination Agreement, dated as of October 20, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.5	Amendment No. 3 to the Business Combination Agreement, dated as of October 28, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.4 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.6	Amendment No. 4 to the Business Combination Agreement, dated as of December 2, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.5 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.7	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.8	Lock-Up Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Primavera Capital Acquisition LLC, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.9	Investor Rights Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Primavera Capital Acquisition LLC, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).
99.10	Share Buyback and Subscription Agreement, dated as of December 1, 2023, by and between Lanvin Group Holdings Limited and Meritz Securities Co., Ltd. (incorporated by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-41569) furnished to the SEC on December 1, 2023).
99.11	Amended and Restated Relationship Agreement, dated as of December 1, 2023, by and between Lanvin Group Holdings Limited and Meritz Securities Co., Ltd. (incorporated by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-41569) furnished to the SEC on December 1, 2023).
99.12†	Account Security Agreement, dated as of December 14, 2023, between Fosun International Limited and Meritz Securities Co., Ltd.

* Previously filed.

† Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2023

Fosun International Limited

By:	/s/ SZE Mei Ming
Name:	SZE Mei Ming
Title:	Company Secretary

Fosun Fashion Holdings (Cayman) Limited

By:	/s/ ZOU Chao
Name:	ZOU Chao
Title:	Director

Yujing Fashion (BVI) Limited

By:	/s/ WANG Zunxiang
Name:	WANG Zunxiang
Title:	Director

Yu Jing Industrial Limited

By:	/s/ ZOU Chao
Name:	ZOU Chao
Title:	Director

Shanghai Yuyuan Tourist Mart (Group) Co., Ltd

By:	/s/ HUANG Zhen
Name:	HUANG Zhen
Title:	Director